================================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE TO-C

           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ____)

                         INTERSTATE HOTELS CORPORATION
                       (Name of Subject Company (Issuer))

                     SHANER HOTEL GROUP LIMITED PARTNERSHIP
                              (potential offeror)
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))

                Class A Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                   46088R108
                     (CUSIP Number of Class of Securities)

                                Lance T. Shaner
                          303 North Science Park Road
                       State College, Pennsylvania  16803
                                 (814) 234-4460
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                With a copy to:

                           Leo A. Keevican, Jr., Esq.
                               DKW Law Group, PC
                            USX Tower, 58/th/ Floor
                                600 Grant Street
                        Pittsburgh, Pennsylvania  15219
                                 (412) 355-2600

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and
                  Communications on Behalf of Filing Persons)

                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
     Transaction Valuation*                           Amount of Filing Fee
--------------------------------------------------------------------------------
        Not Applicable                                  Not Applicable

--------------------------------------------------------------------------------

*Set forth the amount on which the filing fee is calculated and state how it was determined.
                       (Continued on the following pages)

================================================================================

[_]   Check the box if any part of the fee is offset as provided by Rule 0-
     11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid:_______________________
          Form or Registration No:______________________
          Filing Party:_________________________________
          Date Filed:___________________________________


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third-party tender offer subject to Rule 14d-1.

[_]  issuer tender offer subject to Rule 13e-4.

[_]  going-private transaction subject to Rule 13e-3.

[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
THE FOLLOWING PRESS RELEASE AND TEXT OF THE LETTER OF INTENT ARE PROVIDED FOR INFORMATIONAL PURPOSES ONLY. NEITHER THE PRESS RELEASE NOR THE LETTER OF INTENT CONSTITUTES AN OFFER TO PURCHASE SHARES OF INTERSTATE HOTELS CORPORATION OR A SOLICITATION STATEMENT UNDER THE RULES AND REGULATIONS OF THE U.S. SECURITIES AND EXCHANGE COMMISSION. AT SUCH TIME AS SHANER HOTEL GROUP LIMITED PARTNERSHIP MAY COMMENCE A TENDER OFFER, SHOULD IT DECIDE TO DO SO AT SOME TIME IN THE FUTURE, IT WILL FILE WITH THE SEC A TENDER OFFER STATEMENT. ANY SUCH STATEMENT, AND ANY OTHER OFFER DOCUMENTS INCLUDED WITH THAT STATEMENT, WILL CONTAIN IMPORTANT INFORMATION. SHAREHOLDERS OF INTERSTATE ARE ADVISED TO CAREFULLY READ ANY SUCH DOCUMENTS, IF AND WHEN THEY MAY BECOME AVAILABLE, BEFORE MAKING ANY DECISION WITH RESPECT TO ANY TENDER OFFER.

ANY OFFER TO PURCHASE, AND ANY OTHER DOCUMENTS INCLUDED IN ANY TENDER OFFER STATEMENT, WILL BE MADE AVAILABLE TO SHAREHOLDERS OF INTERSTATE AT NO EXPENSE TO THEM. SHAREHOLDERS OF INTERSTATE MAY OBTAIN A FREE COPY OF ANY SUCH DOCUMENTS, IF AND WHEN THEY MAY BECOME AVAILABLE, AND OTHER DOCUMENTS FILED BY INTERSTATE WITH THE SEC AT THE SEC'S WEBSITE AT http://www.sec.gov. FREE COPIES OF ANY
                                     ------------------
SUCH OFFER DOCUMENTS, IF AND WHEN THEY MAY BECOME AVAILABLE, MAY ALSO BE OBTAINED BY DIRECTING A REQUEST TO SHANER HOTEL GROUP LIMITED PARTNERSHIP, 1965 WADDLE ROAD, STATE COLLEGE, PENNSYLVANIA 16803, 814.234.4460.
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

          SHANER HOTEL GROUP AGAIN OFFERS TO ACQUIRE INTERSTATE HOTELS
             New proposal would attempt to boost shareholder value
                      and resets course for profitability.

     PITTSBURGH - February 18, 2002 - Interstate Hotels Corporation (NASDAQ:
IHCO), which on February 13 announced a fourth-quarter loss of $3.1 million and a loss of $8 million for 2001, has received a new acquisition proposal from State College-based Shaner Hotel Group. Shaner tried to take over Interstate in October 2000, but was rebuffed when Interstate officials instead endorsed a $30 million cash infusion from affiliates of Lehman Brothers Holdings Inc. Shaner is again proposing a stock acquisition and subsequent joint venture.

     The Interstate Board of Directors received a formal agreement letter from Shaner this morning outlining the new deal. A month ago, Shaner first delivered a preliminary proposal and has been making inquiries ever since. On February 14, Interstate Chairman Thomas F. Hewitt sent Shaner a letter formally rejecting Shaner's offer. He cited an unwilling investor group that holds series B preferred shares, and generally that the proposal was not in "the best interests of IHC's public shareholders." It is not known if public shareholders have ever heard of Shaner's plan. Shaner simply asked to discuss the plan with the Board and then submit it to shareholders so that they could make their own decisions.

Priority One:  Shareholder Value

     "Mr. Hewitt's response was unfortunate," said Lance Shaner, chairman and chief executive officer of Shaner Hotel Group. "Investors have watched their Interstate holdings steadily plummet in value for three consecutive years. Shaner Hotel Group cannot sit idly by with a solution and not aggressively promote it."

     Shaner himself is an entrepreneur whose success owning and operating hotels brings an expertise that would greatly enhance shareholder confidence. The collective Interstate and Shaner hotel management contracts that would be combined under the joint venture would represent more than 150 properties and about 32,000 rooms in nearly all 50 states and several international destinations. The inherent synergies and cost savings of the joint venture would touch nearly every aspect of operations.

     So far, Shaner and other investors have been disappointed by the course of Interstate.

     Despite good intentions, said Shaner, the Lehman deal hasn't improved Interstate's stock performance, enhanced Interstate's ownership portfolio or brought about the progressive management needed to turn Interstate around. The company has not posted a winning quarter or paid any dividends to common shareholders for several years, well before post-September 11 fallout. As one of Interstate's largest shareholders, representing 320,000 shares (5 percent of class A stock), Shaner is intensely concerned about shareholder value.

     "As a shareholder, I believe Interstate is under-performing," added Shaner. "As a businessman who operates a successful, fully integrated hotel company with substantial ownership of hotel assets and extensive management company experience, I'm confident that Shaner Hotel Group can bring new long-term management contract income and cost savings to Interstate that will allow the company to return to profitability. Shaner Hotel Group understands how to make money in the hotel business."

About Shaner Hotel Group

The Shaner Hotel Group (SHG), with over $260 million in assets, is a privately held fully integrated hotel company that specializes in the acquisition, refurbishment, repositioning, development and long-term ownership of full-service hotels. SHG also has extensive limited-service and extended-stay experience. The company owns 22 hotels, representing 10 different hotel brands in 15 states. Formed in 1983, SHG is headquartered in State College, Pa.

           [Text of letter of intent, without its exhibits, follows.]

                               February 18, 2002


Board of Directors
of Interstate Hotels Corporation:

Benjamin D. Holloway
John J. Russell, Jr.
Stephen P. Joyce
Karim J. Alibhai
Joseph J. Flannery
Alan J. Kanders
Mahmood J. Khimji
Sherwood M. Weiser
Thomas F. Hewitt
Phillip H. McNeill, Sr.
J. William Richardson

Gentlemen:

     This letter will formalize a proposal by the Shaner Hotel Group Limited Partnership and affiliates ("SHG") to acquire a significant direct and indirect ownership interest in Interstate Hotels Corporation, a Maryland Corporation ("IHCO"). The proposal recognizes that IHCO's directors have a fiduciary duty to review offers from third parties ("Competing Offer") and assumes that IHCO will engage an investment advisor to solicit other offers.

     In addition, the investment advisor will be required to review this proposal and advise the board of directors on its fairness to the corporation and the equity holders. This letter will outline in detail the terms of SHG's direct and indirect investment in IHCO, the due diligence requirements and payment of certain fees and expenses.

     1.   THE OFFER
          ---------

     A.   Purchase of Class "A" and Class "B" common shares.
          -------------------------------------------------

          Recently, SHG has purchased 320,000 shares of Class A Common stock. SHG will purchase up to an additional 680,000 of the Class "A" common shares, and subject to board approval, fifteen percent of the Class "B" common shares controlled by Marriott. The purchase price will be $2.70 per share.

     B.   Redemption and Purchase of Series "B" Preferred and Repayment of
          ----------------------------------------------------------------
Convertible Debt.
----------------

          (1) IHCO will redeem 300,000 Series "B" preferred shares currently held by IHCO management and Lehman affiliates for $3,000,000;
          (2) SHG will purchase all remaining shares of the Series "B" preferred shares at $10.00 per share subject to IHCO paying all accrued dividends through the purchase date; and
          (3) Simultaneously, with the closing of the Series "B" preferred shares, IHCO must redeem the $25,000,000 convertible debentures plus any accrued interest.

     C.   Issuance of OP units
          --------------------

          (1) IHCO and SHG will form a new limited liability company ("NEWCO"). IHCO shall transfer all of the service management contracts and other fee generating agreements plus 99% of the interest in Crossroads Hospitality, LLC ("Crossroads") for OP units in NEWCO. All liabilities directly related to the assets being contributed will be assumed by NEWCO. In return for the contribution, IHCO will receive ownership units (OP Units) in an amount based on the sum of the appraised value of the contracts transferred, all current assets and restricted cash and the appraised equity value of Crossroads, less current payables, accrued liabilities and the Wyndham notes payable. Real estate investments and related liabilities will continue to be owned by IHCO.

          (2) SHG will contribute management contracts on 22 existing hotels as listed in Exhibit "A" attached hereto, plus contracts on certain hotels
               -----------
     which are expected to open over the next twelve months as indicated in

     Exhibit "A" and any hotels acquired by SHG in the next twelve months. The
     -----------
     contracts will have a minimum term of ten (10) years with options to renew; the base fee will be an amount equal to 4% of all gross revenues plus a reasonable monthly accounting fee. In addition each contract will include termination fees as follows:

          Year 1 - 6    Three years of prior year fee.
          Year 7 - Two  years of prior year fee.
          Year 8 - beyond  - One year of prior year fee.

     SHG will be issued OP Units for the appraised value of the contracts contributed.

          (3) The number of OP Units issued to IHCO and SHG will be based on a unit value of $2.70. Irrespective of final ownership, NEWCO will be formed in a
manner that allows IHCO to consolidate the earnings of NEWCO.   The OP units
received by SHG shall be convertible into IHCO stock after five years. SHG shall limit its conversion whereby it shall not own more than 49% of IHCO.

          (4) IHCO's board and SHG's managing general partner will jointly agree on the company, which will prepare the evaluation ("Appraisal") of the contracts each party will contribute including IHCO's value of the contracts in Crossroads. SHG recommends employment of HVS, Inc. Current auditors of either party may not be engaged for the Appraisal.

          (5) The NEWCO agreement will provide for a minimum distribution of $.24 per unit.

          D.   Equity Restructure
               ------------------

          The shareholders will be asked to approve a recapitalization pursuant to which IHCO will offer to exchange 50% of the common shares into shares of new Series "C" preferred stock at an exchange rate of 1 share of Series C preferred stock for each 3.7 shares of common stock. Series "C" preferred fractional shares will be purchased for cash. The stated value of the Series "C" preferred stock will be $10.00 a share and each share will be convertible into Class "A" common stock at $3.00 a share. The Series "C" preferred stock will have a dividend of $.875 per share. The Series C preferred stock will be junior to the Series B preferred stock with respect to dividends and liquidation.

          (2) The Articles of IHCO will be amended to provide that the Series "B" preferred shares will have a revised conversion price of $3.00, reduced from $4.00 a share.

          E.   Corporate Governance Management
               --------------------------------

          (1) The Board of Directors and/or shareholders of IHCO will be requested to:

                    a.   Terminate the Poison Pill provisions;

                    b.   Eliminate the staggered board;

                    c.   Elect out of the Maryland takeover laws;

                    d. Amend the Articles and Bylaws to provide for the new corporate structure; and

                    e.   Approve the following directors:

                         Class "A" common  - Two directors

                         Class "B" common  - One director

                         Series "B" preferred  - Four directors as long as SHG
                    owns at least 50 % of the Series B Preferred shares, and 50% of the initial OP units issued in NEWCO to SHG. If SHG owns less that the required ownership, the Series B preferred stock will elect two directors and the Class "A" common stock will elect two additional directors. If all Series "B" preferred shares are converted then the class will not elect any directors.

                         Series "C" preferred - Two directors as long as 50% or
                    more of the initial Series "C" preferred is outstanding. If less than 50% and 20% or more of the initial Series "C" shares remain outstanding, the Series "C" preferred shares will elect one director and the Class "A" common stock will elect one additional director. If less then 20% of the initial Series "C" preferred stock is outstanding, the Series "C" preferred will elect no directors and the Class "A" common stock will elect an additional two (2) directors.

          (2) As long as SHG owns at least 80% of the initial OP units issued to SHG, the five senior level executives of IHCO will limit the aggregate management salary to $800,000 increased by an annual inflation factor, and participate in an annual bonus pool in an amount equal to 25% of IHCO's EBITDA over $15,000,000. The allocation of the bonus pool will be at the discretion of SHG's managing general partner.

          F.   Other Items
               -----------

          (1) To the extent that current IHCO senior and mid level executives are not retained or elect to terminate their employment and the employees are parties to employment agreements, then the agreements will be treated as if a change of control has occurred.

          (2) SHG will retain a corporate presence in Pittsburgh, Pa. for a reasonable period of time. However, State College, Pa. will be the headquarters. To the extent current employees of IHCO relocate to State College, IHCO will pay all the moving expenses and a retention bonus to be determined based on factors such as term of service with IHCO and level of employment.

          (3) Upon completion of the transactions outlined in this letter, the current board of directors will resign except for Stephen Joyce the current Class "B" director.

     2.   DUE DILIGENCE
          -------------

     A.   SHG's Due Diligence of IHCO and Subsidiaries.
          ---------------------------------------------

          (1) Attached as Exhibit "B" is a list of the due diligence items
                          -----------
which, if legal or financial documentation, will be set aside in a room (s) within IHCO's corporate office with secure access to SHG's employees, consultants, legal counsel and accountants. All due diligence will be completed within sixty days of the execution of this Letter Agreement (the "Due Diligence Period").

          (2) In addition SHG representatives will tour properties that generate 60% of the current gross revenues earned by IHCO, and would like to meet with the owners of these properties. SHG's management would request a meeting with executives from Felcor Lodging Trust, Inc., CNL Hospitality and Equity Inns, Inc., to review existing and future business relationships.

          (3) In the initial thirty (30) days of the due diligence period, SHG and IHCO will negotiate the structure of NEWCO. The evaluation of the contracts must be completed by the third party appraisers within the first forty five( 45) days of the due diligence period. The engagement letter with the appraiser will provide general terms to be followed in the evaluation.

          B.   IHCO Due Diligence
               ------------------

          (1) Within the same Due Diligence Period representatives of IHCO will have access to financial records associated with the SHG management contracts; and

          (2) IHCO representatives will be provided tours of all properties.


          C.   Definitive Documents
               --------------------

          (1) At the end of the Due Diligence period, SHG will either submit definitive documentation to IHCO which incorporates the terms underlined in the letter, or will terminate negotiations. In the event the latter occurs, then IHCO may retain the Good Faith Deposit outlined in Section 4 below, unless such termination is based upon a Release of Escrow Event (as hereinafter defined).

          (2) The parties will have thirty (30) days from the expiration of the Due Diligence Period to negotiate terms contained in and finalize the definitive documents (the "Negotiation Period"). If definitive documents are not finalized in the Negotiation Period, there will be no further obligation between the parties and SHG will be entitled to the return of the Good Faith Deposit, but will not be entitled to reimbursement for its reasonable out of pocket expenses.

     3.   OPERATION OF IHCO
          -----------------

          Upon execution of this letter agreement and until the first to occur of: (i) execution of definitive documents; or (ii) the termination of this letter agreement in accordance with its terms, IHCO shall operate its business in the ordinary course. Without limiting the foregoing, during the Due Diligence Period, IHCO shall not (i) acquire any real estate interests or investments; or (ii) acquire or enter into any management contracts, without first obtaining the written consent of SHG.

     4.   GOOD FAITH DEPOSIT AND EXCLUSIVE NEGOTIATIONS
          ---------------------------------------------

          A.   Good Faith Deposit.  Upon execution of this letter agreement by
               ------------------
IHCO, SHG will deposit with PNC Bank, N.A. ("Escrow Agent") One Hundred and Fifty Thousand Dollars ($150,000) to be held as a good faith deposit (the "Good Faith Deposit") pursuant to the terms of an Escrow Agreement in substantially the form of Exhibit C hereto. If the transaction contemplated hereby is
            ---------
consummated, the Good Faith Deposit shall be returned to SHG and applied as partial consideration for the shares to be purchased. IHCO shall be entitled to the Good Faith Deposit in the event that SHG does not present definitive documents prior to the end of the Due Diligence Period incorporating the economic terms outlined in Section 1; provided, however, that if during the Due Diligence Period SHG determines that: (i) the book value of the shareholders equity, through unrecorded liabilities, overstated assets or costs of the transaction, is less than $26,000,000, (ii) revenues from existing contracts over the remaining period are less than $84,000,000, (iii) that IHCO has mispresented any material fact or failed to disclose any material fact in its public filings, (iv) that a material adverse change has occurred since IHCO's most recent Form 10Q or 2001 Form 10K filing, and such information is provided to management in writing, or (v) IHCO is in material default under existing agreements with holders of the Series B preferred shares or the convertible debentures, then SHG shall be entitled to the return of the Good Faith Deposit (a "Release of Escrow Event"). If SHG does present definitive documents prior to the end of the Due Diligence Period but the parties are unable to finalize such documents during the Negotiation Period, the Good Faith Deposit shall be returned to SHG. In the event of a disagreement of the parties concerning the return of the Good Faith Deposit, the issue shall be submitted to binding arbitration pursuant to Section 8 hereof.

          B.   Competing Offers/Due Diligence. Until SHG submits definitive
               ------------------------------
documents, the Board of IHCO may solicit and entertain competing offers from bona fide third parties. In the event the board receives a Competing Offer, which it and the investment advisor deem superior, then IHCO will present that offer to SHG for review. SHG shall have three (3) business days to advise IHCO that it will proceed on the same terms as included in the Competing Offer, or agree to terminate all negotiations with IHCO. In the event that SHG terminates the negotiations due to a Competing Offer, then SHG shall be entitled to the return of the Good Faith Deposit, and a reimbursement of out of pocket expense plus a break-up fee as outlined below.

          C.   Exclusivity Period.  The submission of definitive documents will
               ------------------
entitle SHG to a thirty (30) day period to exclusively negotiate with IHCO, (the Exclusivity Period"). At this time IHCO will terminate all discussions with any third parties relating to any tender offer, sale of contracts or other corporate reorganization, combination or merger. If the board, during the Exclusivity Period, receives an unsolicited Competing Offer, which it deems superior, the same procedures as outlined in paragraph B above shall apply, provided however the break up fee outlined in Section 6 shall be doubled.

     5.   DEFENSIVE MECHANISMS.
          --------------------

          Immediately upon execution of this letter agreement, the Board of Directors of IHCO shall take such action as is necessary to: (i) exempt out of the Maryland Control Share Acquisition Act; and (ii) amend the Shareholder Rights Agreement of IHCO so that SHG is not deemed to be an "Acquiring Person" under such Shareholder Rights Agreement.

     6.   BREAKUP FEE AND REIMBURSEMENT OF COSTS
          --------------------------------------

     In the event a Competing Offer is accepted by the board, and SHG elects to terminate its offer, then SHG shall be entitled to a minimum Breakup Fee of $450,000. Until such Breakup Fee is paid, IHCO may not negotiate with the party submitting the Competing Offer. In addition to the Breakup Fee, SHG shall be entitled to reimbursement of reasonable out of pocket expenses not to exceed:
$35,000 per week commencing Monday, February 18, 2002 and continuing each week thereafter. SHG will submit all supporting documentation to IHCO to support the reimbursement. Expenses incurred prior to the week of February 18/th/ shall be excluded from reimbursement.

     7.   STANDSTILL AND CONFIDENTIALITY
          ------------------------------

     A. Until the earlier to occur of: (i) the execution of definitive documents; (ii) SHG's election to terminate its offer in accordance with the terms of this letter agreement; (iii) SHG's decision not to match a Competing Offer in accordance with the terms of this letter agreement, or (iv) May 26, 2002 if definitive documents have not been signed, SHG agrees not to acquire any additional shares of IHCO or to initiate an unsolicited tender offer for the shares of IHCO for a period of two years.

     B. Except as and to the extent required by law, SHG and IHCO shall not disclose or use and shall use their best efforts to cause their representatives not to disclose or use any confidential information with respect to SHG or IHCO furnished by the other party (the "Disclosing Party"), in connection with the evaluation by the receiving party (the "Recipient") of the transaction proposed in this letter agreement. This provision shall not prohibit the Recipient from disclosing the confidential information to its advisors, counsel, accountants and potential lenders; provided that such persons are made aware of the obligation of the Recipient hereunder and requested to keep all such information confidential. "Confidential

Information" means any information about the Disclosing Party received from the Disclosing Party or the Disclosing Party's representatives or derived from such information; provided, that it does not include information (i) which is generally available to or known by the public other than as a result of improper disclosure by the Recipient, (ii) is obtained by the Recipient from a source other than the Disclosing Party provided that such source was not bound by a duty of confidentiality to the Disclosing Party, or (iii) is known to the Recipient prior to the date of disclosure. If this letter is terminated and definitive documents have not been executed, each party shall promptly return to the other party any confidential information regarding the Disclosing Party in its possession. Notwithstanding the foregoing: (i) it will not be a breach of this Agreement for Recipient to disclose the Confidential Information if compelled to do so under law, in a judicial or other governmental investigation or proceeding; provided, that the Disclosing Party has been given prompt prior written notice and the Recipient cooperates with the Disclosing Party (at the expense of the Disclosing Party) in order to seek all available safeguards against widespread dissemination (including, without limitation, good faith efforts to obtain a protective order satisfactory to the Disclosing Party) prior to such disclosure; and (ii) this provision shall not apply to the extent that such Confidential Information is relevant to litigation between the parties hereto or to any other litigation brought by shareholders of IHCO alleging that the Directors of IHCO did not satisfy their fiduciary duties with respect to consideration of the SHG proposal or any related matter.

     8.   ARBITRATION
          -----------

     If any dispute arising out of this letter agreement cannot be resolved, it shall be settled only by arbitration under the rules of conciliation and arbitration of the American Arbitration Association to be held in the City of Pittsburgh, Pennsylvania, before a panel of three arbitrators; each party shall designate one arbitrator and the third, who shall be chairman, shall be designated by agreement of the two arbitrators chosen by the parties. In the event that the two arbitrators chosen by the parties are unable to agree on the selection of the third arbitrator within 60 days, such arbitrator shall be designated by the American Arbitration Association. Demand for arbitration shall be made in writing and shall be served upon the other party in person or by registered mail. A registered letter will suffice for valid submission to arbitration, an agreement of submission to arbitration prior thereto not being necessary. Judgment upon the award rendered may be entered into any court having jurisdiction, or application may be made to such court for a judicial acceptance of the award or order of enforcement, as the case may be.

     9.   LEGAL EFFECT
          ------------

     The proposal set forth in this letter agreement shall continue in effect only until 5:00 p.m., February 25, 2002 unless accepted by IHCO by execution hereof prior to 5:00 p.m., February 25, 2002. If definitive documents are not signed by May 26, 2002, or if this proposal is not extended, the proposal as set forth in this letter agreement shall terminate and the parties hereto shall have no rights, duties or liabilities hereunder from and after that date; provided, however, that the obligations under Sections 4, 5, 6, 7B and 8 shall survive the termination of this letter agreement. If the proposal set forth above is acceptable, please execute and return the enclosed copy of this letter.

                              Very truly yours,

                              SHANER HOTEL GROUP LIMITED
                              PARTNERSHIP
                              By:   SHANER OPERATING CORP.,
                                    its General Partner

                              By:/s/Lance T. Shaner
                                 ----------------------------------------
                                 Lance T. Shaner, Chairman and
                                 Chief Executive Officer


Accepted and agreed to
this ___ day of February, 2002.

                          INTERSTATE HOTEL CORPORATION


By:___________________________
Title:________________________________